Filed by Bleichroeder Acquisition 2 France pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bleichroeder Acquisition Corp. II (File No. 001-43045)

Pasqal Demonstrates Logical Qubits Outperform Physical Qubits Solving Differential Equations — An Industry First for Neutral-Atom Quantum Computing

Palaiseau, France - May 21, 2026 – Pasqal Holding SAS (“Pasqal”) today announced new research showing a more advanced approach to quantum computing that can deliver significantly better results on practical problems. For the first time, the company demonstrated that “logical qubits”—a method designed to reduce errors—outperform standard quantum computing techniques when solving differential equations on real hardware. Pasqal recently announced plans to go public through a business combination with Bleichroeder Acquisition Corp. II.

In the study, published on arXiv, Pasqal used its quantum processor to solve differential equations, a class of problems that underpin many real-world applications, from energy systems and materials science to financial modeling. These equations are notoriously difficult to solve accurately and are often used as benchmarks for advanced computing systems.

The results showed that Pasqal’s logical-qubit approach produced more accurate answers than conventional methods, improving performance by more than 50% on average, and by up to ten times on certain challenging problems. Notably, this improvement was achieved even though the logical-qubit method is more complex, underscoring its practical value.

“What this work demonstrates is that logical qubits are not only theoretically preferable — they are already performing better on a real computational task,” said Loïc Henriet, Chief Technology Officer at Pasqal. “More importantly, by running a complete application rather than isolated subroutines, we were able to identify precisely which error sources matter most for this class of problem. That understanding is what will guide the next phase of hardware development.”

Addressing a Foundational Challenge in Quantum Computing

Quantum computers have long promised to solve problems beyond the reach of classical systems, but their progress has been limited by errors that build up during calculations.

Pasqal’s research provides clear, real-world evidence that logical qubits can overcome this challenge. By organizing multiple physical qubits into more stable units, logical qubits are better able to detect and filter out errors before they affect results.

Until now, the performance benefit of logical encoding had been validated primarily on elementary operations — entangled state preparation, algorithm subroutines — rather than on complete, application-level computations. This work closes that gap.

Running on Pasqal’s neutral-atom processor, which has achieved a gate fidelity of 99.4%, the research team implemented a quantum kernel algorithm to solve differential equations at both the physical and logical qubit levels, then compared results systematically across 1,000 equations. Logical qubits outperformed their physical counterparts by more than 50% on average, and by a factor of 10 on a representative nonlinear problem. The logical implementation used a more complex circuit — and still produced more accurate results.

From Analog to Fault-Tolerant: A Deliberate Research Progression

Pasqal has established a track record in analog quantum computing, with applications in optimization, simulation, and machine learning across multiple industries. The extension into logical qubit computation reflects a deliberate research progression: the team pursued this direction once the underlying hardware performance — now at 99.4% combined gate fidelity — reached a level where application-grade results became achievable.

The type of problems tackled in this research, differential equations, govern the behavior of complex systems across a wide range of industries. In aerospace, they model structural loads and fluid dynamics;in energy, heat transfer and grid stability;in pharmaceutical development, reaction kinetics and molecular behavior;in finance, risk and volatility modeling. The ability to solve these problems with greater accuracy using quantum processors — operating as accelerators within hybrid quantum-classical workflows — represents a concrete step toward quantum utility at scale.

Pasqal’s research program extends this work to additional application domains including materials, finance and energy. Near-term priorities include improving gate performance, increasing the number of logical qubits, and advancing error detection and correction capabilities. Improving how these problems are solved could unlock new efficiencies, better predictions, and faster innovation.

“What surprised us is that our logical qubits turned out to be naturally resistant to exactly the types of noise that make solving differential equations harder. We got better results than we had initially anticipated. This is why running complete applications matters;you discover things that testing individual building blocks alone never reveals. This result is a direct product of the PROQCIMA programme, which has created exactly the right conditions for this kind of foundational, application-driven research to happen at scale in France”, Henriet said.

Notes on Research

●	The paper: “Benchmarking a machine-learning differential equations solver on a neutral-atom logical processor” — 40 authors, Pasqal and Université Paris-Saclay / Institut d’Optique. Available at: https://arxiv.org/abs/2605.21276

●	Two world firsts: (1) first experimental use of quantum kernels to solve differential equations; and (2) first benchmark of logical vs. physical qubits on a quantum machine learning application.

●	Key results: logical kernel outperforms physical by >50% on average across 1,000 equations (median residual 0.042 vs. 0.069); 10x improvement on a nonlinear equation (error 0.011 vs. 0.122).

●	Hardware: fidelity 99.4%.

●	Error detection: [[4,2,2]] quantum error-detecting code, encoding 2 logical qubits into 4 physical qubits.

●	Funding: PROQCIMA / France 2030. PROQCIMA is a France 2030 programme bringing together French academia and industry to advance fault-tolerant quantum computing, with a focus on error correction and logical qubit architectures. This research is among the first experimental results to emerge from the programme.

Contacts

Investors

investors@pasqal.com

Media

pr@pasqal.com

About Pasqal

Pasqal is a global leader in delivering practical quantum computing at scale utilizing neutral atom technology and dedicated software for industry, science, and governments. Since its founding in 2019, Pasqal has leveraged Nobel Prize winning research to build high-performance quantum systems and cloud-ready software designed to address complex challenges in optimization, simulation, and artificial intelligence.

Headquartered in France, Pasqal employs over 275 people and serves over 25 clients and partners, including Aramco, CMA CGM, OVHcloud, Thales, IBM (Pasqal is part of the IBM Quantum Network), and Sumitomo.

Backed by more than USD 300 million in total funding from leading international investors, Pasqal is pursuing a listing on Nasdaq in partnership with Bleichroeder Acquisition Corp. II (Nasdaq: BBCQ) and is accelerating the adoption of scalable, high-performance quantum computing worldwide.

Forward-Looking Statements

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These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the inability of the parties to consummate the business combination; failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts Pasqal’s current plans and operations; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement/prospectus to be distributed to its shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov.

Participants in the Solicitation

Bleichroeder, Pasqal and certain of their respective directors, executive officers, and other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of Bleichroeder’s directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Management,” “Principal Shareholders,” and “Certain Relationships and Related Party Transactions” of the Final Prospectus filed by Bleichroeder with the SEC on January 8, 2026 and the Current Report on Form 8-K filed with the SEC on January 9, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination, and their direct and indirect interests, will be contained in the Registration Statement and the proxy statement/prospectus when they become available.

 No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 or exemptions therefrom. No securities commission or securities regulatory authority has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

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